March 30, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Mara Ransom

Re:	Etsy, Inc.

Registration Statement on Form S-1

Filed March 4, 2015

File No. 333-202497

Dear Ms. Ransom:

On behalf of Etsy, Inc. (the “Company”), we submit this letter following teleconferences with you held on March 26, 2015 and March 27, 2015 relating to the Registration Statement on Form S-1 filed March 4, 2015 (the “Registration Statement”).

As a result of the teleconferences, the Company intends to revise the disclosure included on page 17 of the Registration Statement regarding the Company’s status as a Certified B Corporation, and file such disclosure in an amendment to the Registration Statement, as follows:

We are a Certified B Corporation. The term “Certified B Corporation” does not refer to a particular form of legal entity, but instead refers to companies that are certified by B Lab, an independent nonprofit organization, as meeting rigorous standards of social and environmental performance, accountability and transparency. B Lab sets the standards for Certified B Corporation certification and may change those standards over time. Our reputation could be harmed if we lose our status as a Certified B Corporation, whether by our choice or by our failure to meet B Lab’s certification requirements, if that change in status were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported B Corporation score declines, if that created a perception that we have slipped in our satisfaction of the Certified B Corporation standards.

As a result of the teleconferences, the Company also intends to revise the disclosure included on page 128 of the Registration Statement regarding the 2014 payouts under the annual cash incentive plan, and file such disclosure in an amendment to the Registration Statement, as follows:

Annual Cash Incentive Bonuses

Prior to 2014, we did not have a regular annual cash incentive bonus program for our executive officers. In 2014, our compensation committee approved an annual cash incentive plan in which certain of our employees, including our named executive officers, participated.

Securities and Exchange Commission

March 30, 2015

The annual cash incentive plan was funded based upon the satisfaction of company-wide Adjusted EBITDA margin and net revenue goals. In general, the overall funding available for all bonus payouts could range from 0 percent to 200 percent based solely upon our achievement of these goals. Because we exceeded each of our Adjusted EBITDA margin and net revenue goals for 2014, the annual cash incentive plan was funded at 110% of target.

Individual bonus payouts were initially established by applying that same percentage to each participant’s target bonus. Each individual’s percentage could then be increased or decreased at Mr. Dickerson’s discretion (or, for Mr. Dickerson, our board of directors’ discretion) based upon his (or, for Mr. Dickerson, our board of directors’) consideration of the participant’s individual performance during the year against goals determined by the individual and Mr. Dickerson (or in the case of Mr. Dickerson, our board of directors). The individual goals included items such as ensuring we met our company financial goals, contributing to specified strategic priorities (such as international growth), leading our public offering process and preparing us to become a public company.

The target bonuses for our named executive officers for 2014, as a percentage of base salary, were 75% for Mr. Dickerson, 59% for Ms. Salen and 50% for Mr. Breslow. The actual bonus payouts were 110% of target for Mr. Dickerson and 121% of target for Ms. Salen and Mr. Breslow, in light of both company performance against the Adjusted EBITDA margin and net revenue goals and their respective individual performance against their individual goals during 2014. The individual bonus payments were approved by our compensation committee and our board of directors with input from Mr. Dickerson for the other named executive officers.

*  *  *  *

Securities and Exchange Commission

March 30, 2015

Please contact me at (650) 321-2400 or, in my absence, Kenneth R. McVay, at (212) 730-8133, if you have any questions about this letter.

Sincerely yours,

/s/ Richard C. Blake
Richard C. Blake Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:	Chad Dickerson

Kristina Salen

Jordan J. Breslow, Esq.

Etsy, Inc.

Kenneth R. McVay, Esq.

Greg S. Volkmar, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP